VALIC Company I
Results of Special Shareholder Meeting

At a special meeting of shareholders held on May 13, 2014, the shareholders of VALIC Company I Global Social Awareness Fund and International Equities Fund were asked to vote on the following proposals:


1.	To approve a new investment sub-advisory agreement
between The Variable Annuity Life Insurance Company
(?VALIC?) and SunAmerica Asset Management, LLC
(?SAAMCo?), which provides that SAAMCo will manage the assets of the Global Social Awareness Fund.

FINAL VOTE:
For

Against

Abstain


17,162,928.128



469,929.305



983,686.907





2.	To approve a new investment sub-advisory agreement
between VALIC and SAAMCo, which provides that SAAMCo will manage the assets of the International
Equities Fund.

FINAL VOTE:
For

Against

Abstain


135,077,670.819



3,126,520.961



4,659,366.847